Aurora Cannabis International Operational Update: Company Ships Mother Plants to Denmark to Populate Aurora Nordic Phase I

MedReleaf Markham Facility now Fully EU GMP Certified

TSX: ACB

EDMONTON, Aug. 13, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to provide the following update on its international operations.

EUROPE

Denmark

The Company has successfully shipped cultivars from its Mountain facility to Denmark to commence populating the Phase I Aurora Nordic facility, a 100,000 square foot, retrofitted hybrid greenhouse, which will be ramping up to full production capacity of 8,000 kg per year of medical cannabis over the coming months. Aurora Nordic is a 51%-Aurora owned subsidiary owned in partnership with Alfred Pederson & Son. Both the Phase I facility and Phase II, a 1,000,000 square foot, hybrid greenhouse facility with a cultivation capacity of more than 120,000 KG per year, have been designed by Aurora Larssen Projects Ltd. ("ALPS"), and will be completed to EU GMP standards, incorporating leading edge technologies.

EU GMP

Following a provisional EU GMP certification of a single shipment, as announced on July 11, 2018, Aurora's new wholly-owned subsidiary, MedReleaf Corp., has now received full EU GMP (Good Manufacturing Practices) certification for its Markham facility.

In total globally, there are currently only 6 EU GMP certified cannabis production facilities, two of which are based in Canada and belong to Aurora. Through Pedanios, Aurora also owns an EU GMP certified distribution center for medical cannabis based in Germany. The new certification will increase product availability for the rapidly growing, higher-margin and heavily regulated EU market. All of the Company's facilities are being designed and built to EU GMP standards.

EU Operations

The Company is focused on introducing the Aurora Standard to new, emerging international markets, including the establishment of local production facilities, initiating new distribution channels, expanding access to genetics, technologies and product formulations, as well as providing governments, patients and physicians with science-based data and educational tools and resources. The Company has established a strong position as the partner of choice in the various jurisdictions it operates in, enabling it to enter into collaborations with leading local partners, who themselves have deep track records as trusted and exceptional business operators.

Reflecting the growth of this international constellation of partnerships in Europe and the importance of the European market for Aurora, the Company has established a pan-European company, Aurora Europe GmbH, headquartered in Berlin, Germany. Furthermore, the Company has incorporated a number of local subsidiaries, an important step towards becoming part of the cannabis infrastructure in each of these countries. Pedanios GmbH, Europe's largest distributor of cannabis, will henceforth operate as Aurora Deutschland GmbH, while the Company has also formed Aurora Italia, Aurora Nordic (Denmark), as well as a number of other, local companies. Aurora currently employs over 70 people in Europe and anticipates this number to grow substantially over the coming months as the Company expands its business activities across the European continent.

Germany

The German government recently announced it is restarting the tender process towards selecting a number of Companies for domestic cultivation. Aurora was in the final round of the original tender process, and intends to participate in the restarted process. This is part of the Company's strategy to establish a strong and highly recognizable presence in key European markets. Aurora anticipates the tender process to be completed in 2019, in the meantime Aurora will continue to ship product to Germany from its EU GMP certified facilities in Canada. The original tender process was discontinued following a court decision to grant certain stakeholders more time to complete submissions. Aurora were on time in its submissions and were not a part of the court proceedings.

Earlier this month, MedReleaf announced it had commenced shipping product to a German distribution partner. Through MedReleaf, the Company believes it will be able to increase product availability to the European market, increasing brand recognition and generating further growth.

CanvasRx - Malta

The Company recently hosted a highly successful medical information session, organized in collaboration with the Company's local partner, Cherubino Ltd., where CanvasRx provided information on the therapeutic utility of cannabis-based therapies to a large group of Maltese physicians, along with other members of the medical community. The event showed the level of interest in, and need for science-based information on cannabinoid therapies, and reflected Aurora's leadership in medical educational activities.

AUSTRALIA

Aurora owns 22.9% of Australia's first licensed cannabis company, Cann Group Limited ("Cann"). Now 12 months since its IPO, in which Aurora participated as cornerstone investor, Cann's share price has increased by approximately 900%, while the company has significantly expanded its capabilities and resources.

Cann, which has selected Aurora Larssen Projects ("ALPS") as its project consultancy for a high-technology, high efficiency production, GMP compliant facility, has secured a lease with Australia Pacific Airports for a five-hectare (12.4 acres) site which is part of the Melbourne Airport precinct. Project preparations, including environmental and regulatory approvals continue to progress well.

Genetics were successfully shipped in the form of plantlets from Aurora's Mountain facility and from plant tissue culture (PTC) from Anandia Laboratories Inc ("Anandia"), a wholly-owned subsidiary of Aurora. PTC is a form of plant propagation that has scale, consistency and space advantages over traditional clone-based propagation. The imported tissue culture, once released from quarantine to Cann, will allow Cann to establish a bank of various genetics and foster a plant breeding program. The successful international transport from Canada to Australia of PTC is an important validation in the development of this technology.

CanniMed is now integrated into Aurora's international sales and distribution channels and continues to develop distribution channels. In Australia, the Company has developed relationships with multiple companies, and is shipping cannabis oil products, both for wholesale and for clinical trials. These shipments are expected to show continued growth in line with market demand.

SOUTH AFRICA

South Africa, with a population of approximately 57 million, recently approved the home use of Cannabis following a constitutional legal challenge, and is expected to implement broader legislation to legalize medical and adult consumer use. The Company, through its wholly-owned subsidiary CanniMed, had signed an agreement with Akula Trading Pty Ltd to supply product for the South African market. Aurora has been working with Akula in preparation for the commencement of legalized sales in South Africa, which are anticipated for 2019.

LATIN AMERICA

Aurora's wholly-owned subsidiary MedReleaf, as announced on July 24, 2018, acquired MED-Colombia, a company with licenses in Colombia for the cultivation of cannabis and the production of cannabis oil extracts. Through this acquisition, Aurora and MedReleaf gain an extensive library of cannabis genetics which Aurora anticipates will resonate well with the market. Diversification of cultivars is considered of great importance for the various markets Aurora services around the world, including the Canadian adult consumer use market. The acquisition also provides Aurora with the ability to develop additional, low-cost production capacity in Latin America from which the Company can potentially service a number of export markets, in addition to the domestic Colombian market.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora's science division, with the recent additions of CanniMed, MedReleaf and Anandia Labs, is arguably the largest and most experienced group of scientists on the planet focused on the cannabis plant, its production and its applications.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes ten companies acquired – CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, Anandia Labs and MedReleaf - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

For more information about Aurora, please visit our investor website https://investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: Investor Relations: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-AUG-18